FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

ARTICLES OF ASSOCIATION

ARTICLES OF ASSOCIATION

OF

MAGIC SOFTWARE ENTERPRISES LTD.

PRELIMINARY

1.

Company Name

The name of the Company is "Magic Software Enterprises Ltd." (the "Company").

2.

Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the "Companies Law").

3.

Interpretation

(a)

Unless the subject or the context otherwise requires:  (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include corporate bodies.

(b)

The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)

The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.

Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.

Authorized Share Capital

The share capital of the Company is NIS 5,000,000 (five million New Israeli Shekels) divided into 50,000,000 (fifty million) Ordinary Shares of a nominal value of NIS 0.1 each (the "Ordinary Shares").

6.

Ordinary Shares

The Ordinary Shares of the Company confer on the holders thereof rights to receive notice of, attend, and vote in meetings of the shareholders, rights to receive dividends, rights to receive a distribution of assets upon liquidation and certain other rights all as are specified in these Articles.

7.

Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.

Special Rights; Modifications of Rights

(a)

The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)

(i)

If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate General Meeting of the holders of the shares of such class.

(ii)

The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or proxy and holding not less than the minimum amount of voting power required by the Companies Law to constitute the quorum of the issued shares of such class.

(iii)

Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.

Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)

The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)

consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)

subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)

cancel any shares which, at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)

reduce its share capital in any manner, subject to any authorization or consent required, by law.

(b)

With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)

determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)

allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)

redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)

cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10.

Issuance of Share Certificates; Replacement of Lost Certificates

(a)

Share certificates shall bear the stamp or seal of the Company and shall bear the signature of a Director or of any other person or persons authorized thereto by the Board of Directors.

(b)

Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)

A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Share Register in respect of such co-ownership.

(d)

If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

11.

Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

12.

Allotment of Shares

The un-issued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may think fit.

13.

Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share of the person(s) entitled thereto.

14.

Calls on Shares

(a)

The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)

Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)

If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)

The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)

Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f)

Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.

Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.

Forfeiture and Surrender

(a)

If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which the said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)

Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)

Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)

The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)

Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)

Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its discretion, may enforce the payment of such monies, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)

The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.

Intentionally Deleted.

18.

Sale after Forfeiture or Surrender

Upon any sale of shares after forfeiture or surrender, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Share Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the Share Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.

Redeemable Shares

The Board of Directors may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

20.

Effectiveness and Registration

The shares of the Company are freely transferable.  No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require.  Until the transferee has been registered in the Share Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.

Suspension of Registration

The Board of Directors may suspend the registration of transfers during the fourteen (14) days immediately preceding a general meeting of the shareholders of the Company.

TRANSMISSION OF SHARES

22.

Decedents' Shares

(a)

In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22(b) have been effectively invoked.

(b)

Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.

Receivers and Liquidators

(a)

The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)

The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

24.

Annual General Meeting

(a)

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

25.

Extraordinary General Meetings

(a)

All General Meetings other than Annual General Meetings shall be called "Extraordinary General Meetings."

(b)

The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place as may be determined by the Board of Directors.

(c)

The Board of Directors shall be obligated to convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, upon requisition in writing as follows:

(i)

The requisition in writing is made by any of the following:

(x)

two directors or twenty-five percent (25%) of the directors holding office;

(y)

one or more shareholders holding at least five percent (5%) of the Company’s outstanding shares, and at least one-percent (1%) of the voting rights in the Company; and

(z)

one or more shareholders holding at least five percent (5%) of the voting rights in the Company.

(ii)

The requisition in writing to convene an Extraordinary General Meeting pursuant to Article 25(c)(i) shall set forth the reasons for convening the meeting, shall be signed by the person(s) requesting the convening of the meeting and shall be delivered to the registered offices of the Company.

(iii)

Within twenty-one (21) days of receipt of the requisition in writing, the Board of Directors shall send a notice pursuant to Article 26 below to the shareholders of the Company. The General Meeting shall convene within at least 35 days from the date the written notice was issued.

26.

Notice of General Meetings; Omission to Give Notice

(a)

Not less than twenty-one (21) days' prior notice or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting.  Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, as well as any other information required by the Companies Law or any regulation promulgated thereunder.

(b)

The accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting.

PROCEEDINGS AT GENERAL MEETINGS

27.

Entitlement to Notice; Participation

(a)

Notice shall be given to all shareholders registered in the Company’s Share Register.

(b)

The Board of Directors shall set a record date, which date shall comply with the requirements of the Companies Law.  Shareholders of record, as set forth in the Company’s Share Register, on the day determined by the Board of Directors and set forth in the notice of General Meeting shall be entitled to participate and vote in the General Meeting.

28.

Quorum

(a)

Two or more shareholders (not in default in payment of any sum referred to in Article 33(a) hereof), present in person, by proxy or by proxy card and holding shares conferring in the aggregate the minimum amount of voting power required by the Companies Law to constitute a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

(b)

If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Article 25(c), shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person, by proxy or by proxy card, shall constitute a quorum.

29.

Chairman

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

30.

Adoption of Resolutions at General Meetings

(a)

Except with respect to matters which require the approval of a special majority under the Companies Law, all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy or by proxy card, and voting thereon.

(b)

Every resolution submitted to a General Meeting shall be decided by a show of hands, but if the Chairman of the General Meeting may determine that a resolution shall be decided by a written ballot, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. All votes properly tendered by proxy card, as set forth in Article 33(c)(iii), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by secret ballot.

(c)

A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

31.

Power to Adjourn

(a)

The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)

It shall not be necessary to give any notice of an adjournment, unless the meeting is adjourned for twenty one (21) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

32.

Voting Power

Subject to the provisions of Article 33(a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

33.

Voting Rights

(a)

No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b)

A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any meeting of the Company.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)

Any shareholder entitled to vote may vote in one of the following manners:

(i)

personally;

(ii)

by proxy (who need not be a shareholder of the Company);

(iii)

by proxy card, provided it is completed and returned to the Company’s offices in accordance with its terms; or

(iv)

if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 33(b).

(d)

If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy or by proxy card, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Share Register.

34.

Proxies; Instrument of Appointment

(a)

The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I _________________ (Name of Shareholder)  of _______________________ (Address of Shareholder) being a shareholder of Magic Software Enterprises Ltd. hereby appoint ________________________ (Name of Proxy) of _____________________________ (Address of Proxy) as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of ___________, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________
(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(c)

Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(d)

A vote cast pursuant to an instrument appointing a proxy or by proxy card shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

BOARD OF DIRECTORS

35.

Powers of Board of Directors

(a) The Board of Directors shall determine the Company's policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred upon by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law and of these Articles.

(b) Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c) Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.

Exercise of Powers of Directors

(a)

A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)

A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)

The Board of Directors is authorized to adopt any resolution without an actual meeting, provided that all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors) have agreed in writing or given their consent (by telephone, e-mail, facsimile, letter or otherwise) to the adoption of such resolution.  In the event of the adoption of a resolution pursuant to this Article 36(c), the Chairman of the Board shall state in the minutes the manner in which each Director voted on the resolution and the fact that all directors consented to the adoption of the resolution without the convening of a meeting.

37.

Audit Committee

(a)

The Board of Directors shall appoint an Audit Committee (all of whose members must be Directors) comprised of at least three Directors, including all of the External Directors.  .

(b)

The duties of the Audit Committee shall be as set in Section 117 of the Companies Law.

38.

Delegation of Powers

(a)

Subject to Section 112 of the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors, at least one of which must be an External Director), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)

Without derogating from the provisions of Article 52, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it thinks appropriate.

(c)

The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

39.

Number of Directors

The number of members of the Board of Directors (including External Directors) shall be determined, from time to time, by the Annual General Meeting, provided that the Board of Directors of the Company shall consist of not less than three (3) directors and not more than eleven (11) Directors.

40.

Election, Appointment and Removal of Directors

(a)

The Directors shall be elected and dismissed by the holders of a majority of the shares present and voting at an Annual General Meeting or an Extraordinary Meeting, provided that any vote to appoint or dismiss an External Director shall satisfy the requirements of Section 239 or Section 246, as the case may be, of the Companies Law.  Subject to Article 39 above, between annual meetings, the Board shall be empowered to appoint directors, other than External Directors, by a majority vote of the directors.

(b)

All Directors, except External Directors, shall retire at the Annual General Meeting of the Company immediately following the Annual General Meeting at which they were elected, subject to the provisions of sub-article 40(d) below.  The election of External Directors shall for a term of three years.

(c)

A retiring Director shall be eligible for re-election, provided that External Directors shall only be entitled to re-election for two additional terms of three years each.

(f)

Notwithstanding anything to the contrary in this Article 40, the shareholders may, at any time, by resolution at an Extraordinary General Meeting, discharge from office any member of the Board of Directors (provided that with respect to External Directors, the dismissal is effected in accordance with Section 246 of the Companies Law) and/or to appoint a member to the Board of Directors (provided that with respect to External Directors, the requirements of Section 239 of the Companies Law are satisfied); provided however, that in the event of dismissal of a Director, the Director shall first be given the opportunity to state his or her case.

In the event of any contradiction between the provisions of this Article 40 and the provisions of the Companies Law relating to the election and term of External Directors, the applicable provisions of the Companies Law shall govern, and the External Directors shall be elected and hold office in accordance with the provisions of the Companies Law.

41.

Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his or her not holding shares in the Company or by reason of his having served as a Director in the past, subject to Sections 240 and 245 of the Companies Law with respect to External Directors.

42.

Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 40, may temporarily fill any such vacancy; provided, however, that if they number less than a majority of the number provided for pursuant to Article 39 hereof or if the number of External Directors drops below two, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 39 hereof, or at least two External Directors, as the case may be, are in office as a result of said meeting.

As long as the number of Directors is less than the maximum number of Directors permitted under Article 39, the continuing Directors may appoint additional Directors, up to the maximum number permitted under Article 39, to hold office until the next Annual General Meeting following such appointment by the continuing Directors.

43.

Vacation of Office

(a)

The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)

The Company will be entitled, at any time, by resolution of the shareholders at a Special General Meeting, to discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting.  The power granted by this sub-article shall not apply to External Directors, unless such discharge is effected in accordance with Section 246 of the Companies Law.

(c)

The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such Director's death, (ii) such Director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such Director is removed by a court of law in accordance with Section 233 of the Companies Law, (iv) such Director becomes legally incompetent, or (v) such Director is declared bankrupt, or (vi) if such Director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

44.

Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a member of the Board of Directors or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

45.

Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Office Holder in which contract or business such Office Holder has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

46.

Alternate Directors

(a)

A Director may, by written notice to the Company, appoint an alternate for himself or herself (in these Articles referred to as "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever.  Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes.

(b)

Any notice given to the Company pursuant to Article 46(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(c)

An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he or she may not in turn appoint an alternate for himself or herself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

(d)

Any person that is qualified to serve as a Director may act as an Alternate Director, provided that one person may not act as an Alternate Director for more than one Director and a Director may not act as an Alternate Director for another Director.

(e)

An Alternate Director shall be responsible for his own acts and defaults.

(f)

The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 43, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

47.

Meetings

(a)

The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear all of the other Directors participating in such meeting.

(b)

The Chairman of the Board of Directors may convene a meeting of the Board of Directors from time to time as he or she deems fit, provided that a prior written notice of at least two days shall be given unless such notice is waived in writing by all of the Directors as to a particular meeting. The notice of meeting shall include the agenda of the meeting.

(c)

Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall convene a meeting of the Board of Directors, provided that a prior written notice of at least two days shall be given, unless such notice is waived in writing by all of the Directors as to a particular meeting:

(i)

upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)

upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or  proper business procedure by the Company.

(iii)

upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)

upon the receipt of a written request from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

48.

Quorum

(a)

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or represented by an Alternate Director, of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Chairman of the Board of Directors).

(b)

If within an half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) days' written notice shall have been provided to each of the Directors of such meeting.  No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) members present in person or represented by an Alternate Director shall constitute a quorum.

(c)

Notwithstanding anything to the contrary in this Article 48, the quorum for purposes of discussing and resolving upon the termination or suspension of the services of the Internal Auditor of the Company shall be a majority of the Directors then in office.

(d) A resolution in writing signed by the Chairman of the Board of Directors, or of a committee, provided that all the members of the Board of Directors or a committee have agreed to adopt such resolution without convening a meeting, shall be valid for every purpose as a resolution adopted at a Board of Directors' or committee meeting, as the case may be, that was duly convened and held.  .

49.

Chairman of the Board of Directors

The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he or she is not present within fifteen (15) minutes of the time fixed for the meeting, or if the appointed Chairman is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.  The Chief Executive Officer of the Company shall not serve as the Chairman of the Board of Directors, and the Chairman of the Board of Directors shall not be granted authorities of the Chief Executive Officer, unless such appointment, or grant, as the case may be, is approved by the shareholders in a General Meeting in accordance with Section 121(c) of the Companies Law.  The office of Chairman shall not entitle such Director to a second or casting vote.

50.

Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

51.

Minutes

(a)

Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose.

(b)

Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

52.

Chief Executive Officer

(a)

The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b)

The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)

The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

(d)

Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders, and the terms and conditions of such Office Holders' employment.  The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

INTERNAL AUDITOR

53.

Internal Auditor

The Board of Directors shall appoint an internal auditor pursuant to a recommendation of the Audit Committee.  The following persons shall not serve as the Internal Auditor of the Company: (i) any Interested Party of the Company; (ii) any Office Holder of the Company; (iii) any relative of either of the foregoing; and (iv) the Company’s independent auditor(s) or anyone on their behalf.

INDEMNIFICATION AND INSURANCE

54.

Exemption From Duty Of Care

Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Board of Directors may resolve in advance to exempt an Office Holder from all or part of such Officer Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's duty of care towards the Company to the maximum extent permitted by law. Notwithstanding, the Company shall not exempt a director in advance from its responsibility or liability towards the Company due to a breach of such Director’s duty of care in distribution.

55.

Indemnification

(a)

Subject to the provisions of the Companies Law and the Securities Law 5728-1968 (the “Securities Law”) including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Office Holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company.

(i)

a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or in an arbitration decision that was approved by a court of law; and

(ii)

 reasonable litigation expenses, including legal fees, incurred by an Office Holder as a result of criminal inquiry or an investigation or proceeding instituted against such Office Holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offense that does not require proof of mens rea or in connection with financial sanction (the phrases ‘‘proceeding that has ended without the filing of an indictment’’ and ‘‘financial obligation in lieu of a criminal proceeding’’ shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law).

(iii)

expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law.

(iv) reasonable legal expenses, including attorney’s fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

(b)

Subject to the provisions of the Companies Law and the Securities Law, including the receipt of all approvals as required therein or under any applicable law, the Company may resolve in advance to indemnify the Company's Officer Holders for those liabilities and expenses described in Sub-Article 55(a)(i), provided that (i) in the opinion of the Board of Directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, and (ii) the Board of Directors shall set a reasonable limit to the amounts for such indemnification under the circumstances, and expenses, fees and payments as specified in Sub-Article 55(a)(ii), (iii), (iv) and (v). Subject to the provision of the Companies Law and the Securites Law, the Company may also undertake to indemnify an Office Holder retroactively for expenses, fees and payments as specified in Article 55.

56.

Insurance

(a)

Subject to the provisions of the Companies Law and the Securities Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity as an Officer Holder of the Company, with respect to each of the following:

(i)

violation of the duty of care of the Office Holder towards the Company or towards another person;

(ii)

breach of the fiduciary duty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the action in question would not harm the best interests of the Company; and

(iii)

a financial obligation imposed on the Office Holder for the benefit of another person.

(b)

Subject to the provisions of the Companies Law and the Securities Law,   the Company may also enter into a contract to insure an Office Holder for (A) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (B) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles, the Companies Law and the Securities Law.

57.

Inapplicability of Articles 54, 55, and 56

(a)

Articles 54, 55 and 56 shall not apply under any of the following circumstances:

(i)

a breach of an Office Holder's fiduciary duty, if the Officer Holder did not act in good faith and with reasonable grounds to assume that the action in question was in the best interest of the Company;

(ii)

a grossly negligent or intentional violation of an Office Holder's duty of care;

(iii)

an intentional action by an Office Holder in which such Office Holder intended to reap a personal gain illegally; and

(iv)

a fine, civil fine or financial sanction levied against the Office Holder.

Further, the Company shall not indemnify or insure any Office Holder for a  proceeding instituted against such Office Holder pursuant to the provisions of Chapter H'3, H'4, and I'1 under the Securities Law, except as permitted under these Articles of Association

RIGHTS OF SIGNATURE AND RUBBER STAMP

58.

Rights of Signature and Rubber Stamp

(a)

The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company, together with the Company's rubber stamp or the Company's name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b)

The Company shall have at least one official rubber stamp.

DIVIDENDS

59.

Declaration of Dividends

Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

60.

Amount Payable by Way of Dividends

Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to the nominal value of their respective holdings of the shares in respect of which such dividend is being paid.

61.

Payment in Kind

Upon the recommendation of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

62.

Implementation of Powers under Articles 60 and 61

For the purpose of giving full effect to any resolution under Articles 60 or 61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

63.

Deductions from Dividends

The Board of Directors may deduct from any dividend or other monies payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

64.

Retention of Dividends

(a)

The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)

The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Articles 22 or 23, entitled to become a shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

65.

Unclaimed Dividends

All unclaimed dividends or other monies payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other monies into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other monies unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company; provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other monies, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

66.

Mechanics of Payment

Any dividend or other monies payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

67.

Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other monies payable or property distributable in respect of such share.

ACCOUNTS

68.

Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

69.

Fiscal Year

The Company's fiscal year shall commence on January 1st and end on the following December 31st.

70.

Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

71.

Auditors

(a)

The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting.  Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. The shareholders of the Company may remove the independent auditor(s) at any time.

(b)

The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)

The Board of Directors shall determine the remuneration of the independent auditor(s) and report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

72.

Donations

The Company shall be entitled to donate reasonable amounts to a cause which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

73.

Notices

(a)

Any written notice or other document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the Share Register or such other address as such shareholder may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address.  Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided, however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 73(a).

(b)

All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Share Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)

Any shareholder whose address is not described in the Share Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

WINDING UP

74.

Winding Up

Subject to the rights of the holders of shares with special rights as to liquidation, if the Company be wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the respective percentage holdings of all of the Ordinary Shares (assuming for purposes of this calculation, the conversion of any other class of shares into Ordinary Shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 ARTICLES OF ASSOCIATION

EXHIBIT 10.1

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